N-SAR Exhibit

2002 Target Term Trust Inc.
For Period Ending May 31, 2001



Item 77(C)

Submission of Matters to a Vote of Security Holders:

An annual meeting of shareholders of the Registrant was held on March 22, 2001. At the meeting, shareholders approved a proposal to permit the Fund's investment advisor, subject to the approval of the Fund's Board of Directors, to appoint and replace sub-advisors, to enter into sub-advisory contracts and to amend sub-advisory contracts on behalf of the Fund subject to ratification and approval by the Fund's shareholders at the Fund's next regularly scheduled annual meeting. Voting on this proposal was as follows: Shares Voted For = 3,009,832; Shares Voted Against = 1,267,029; Shares Abstain = 107,788; Broker Non-Votes = 450,733. Shareholders also elected board members and ratified the selection of independent auditors; however, pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on these two proposals since t here were no solicitations in opposition to the Registrant's nominees and all of the nominees were elected.